Exhibit 4.17

Terms of Use Agreement

These Terms of Use (the “Agreement”) govern the relationship between you (“User,” “you” or “your”) and AppLovin Corporation, a Delaware corporation, or AppLovin (Singapore) Pte. Ltd., a Singapore company, if applicable (collectively, “AppLovin,” “we” or “our,” and together with “User,” the “Parties,” and each a “Party”) and apply to your use of the Services (as defined below).  For purposes of this Agreement, and depending upon how you use the Services, you have contracted with the following AppLovin entity:

●	Advertisers in the United States — If your principal place of business is in the United States of America or its territories, you have entered into this Agreement with AppLovin Corporation.
●	Advertisers in all Non-U.S. Regions — If your principal place of business is outside of the United States of America or its territories, you have entered into this Agreement with AppLovin (Singapore) Pte. Ltd., except for the Data Processing Agreement incorporated into this Agreement, which you have entered into with AppLovin Corporation as the parent corporation for AppLovin (Singapore) Pte. Ltd.
●	Publishers in Singapore — If your principal place of business is in Singapore, you have entered into this Agreement with AppLovin (Singapore) Pte. Ltd., except for the Data Processing Agreement incorporated into this Agreement, which you have entered into with AppLovin Corporation as the parent corporation for AppLovin (Singapore) Pte. Ltd.
●	Publishers worldwide, excluding Singapore — If your principal place of business is in any other country or region except Singapore, you have entered into this Agreement with AppLovin Corporation.

Please read this Agreement and our Privacy Policy carefully before using the Services.  By accessing the AppLovin platform, currently located at www.applovin.com and on other pages (the “Platform”), or registering, enabling, or using any of the Services (as defined in Section 1 below), you become a User and agree to be bound by this Agreement.  If you do not agree to this Agreement, you must not use (or you must stop using) the Platform or the Services.  Your access to and use of the Platform or the Services may also be subject to additional terms or agreements between us and you.

If you have entered into this Agreement on behalf of a company or other entity, you represent that you have been duly authorized with the authority to enter into this Agreement on behalf of that company or other entity, and you expressly represent that the company or other entity agrees to be bound by this Agreement.  In that case, the term “you” refers to the third party or parties on a joint and several basis.  If you have entered into this Agreement on an individual basis, you represent that you are the age of legal majority or older in your jurisdiction (aged 18 and over) and have the legal capacity to enter into and be bound by this Agreement.

As described below, the Platform, the Services, and the Software may fall within United States export controls.  You may not use the Platform or the Services if United States law or other applicable law preclude you from receiving products, including services or the Software, from the United States or from using the Platform, the Services, or the Software.  Registration for and use of the Platform or the Services where prohibited will be void.

SECTION 14 OF THIS AGREEMENT CONTAINS AN INFORMAL DISPUTE RESOLUTION PROCESS, A BINDING AGREEMENT TO ARBITRATION, AND A CONSOLIDATED, CLASS

ACTION, AND REPRESENTATIVE ACTION WAIVER, AND SECTION 9 CONTAINS WARRANTY DISCLAIMERS AND A LIMITATION OF OUR LIABILITY.  BY USING THE PLATFORM OR THE SERVICES, YOU AGREE TO THESE PROVISIONS.

1. The Services; Changes to the Services or this Agreement

AppLovin operates a suite of tools for developers and other businesses to automate and optimize the marketing and monetization of their platforms, products, or services by enabling the placement of different types of advertisements on digital properties (including mobile apps, websites, and connected TV devices) and distributing our customers’ mobile apps, platforms, products, or services to end users using various technologies, including AI-powered tools and the Software (collectively, the “Services”).  AppLovin may offer additional services or revise any of the Services, at its discretion, and this Agreement will apply to all additional services or revised Services.  As explained below, AppLovin also reserves the right to stop offering any of the Services and to immediately suspend or terminate your access to any of the Services.

Registration and Account Information — You need to register and create an account to access the Platform and the Services (or some portion of them) for your own (i.e., individual or entity) use only.  You must provide us with accurate, complete, and up-to-date account information.  In addition, you may not authorize others to use your account, and you may not assign or otherwise transfer your account or this Agreement to any other person or entity.  You also understand that you must keep your account information secure and that you should not disclose your account credentials to anyone.  You alone remain solely responsible for all activities that occur under your account, regardless of whether you know about them or not.

Updates or Changes to the Platform or the Services—We may from time-to-time update, improve, enhance, conduct testing, and further develop the Platform or the Services (for example, in the form of bug fixes, enhancements, security patches, new software modules, or new versions).  You understand that these improvements, enhancements, or tests may impact your or end users’ experience.  In addition, we may add or remove functionalities or features of the Platform or the Services at any time, and we may modify, suspend, restrict, terminate, or stop the Platform or the Services (or any portion of them) at any time.  We may also suspend, restrict, delete, or remove access to the Platform or the Services (or any portion of them) or your account at any time.

Notifications and Messages from the Platform or the Services — We may from time-to-time send you notifications or messages regarding the Platform, the Services, and the Software.  By using the Services, you consent to receive these messages from us, our affiliates, or providers.

Changes to this Agreement—We may modify or update this Agreement (including the Publisher Policies, Demand Policies, EULA, Privacy Policy,  Platform DPA, and Demand Partner DPA incorporated into and made a part of this Agreement).  If we modify or update this Agreement, we will post the revised Agreement, which will generally become effective 30 days later.  In addition, we may notify you directly via email and/or through the Platform or the Services.  By continuing to use the Platform, the Services, or the Software after those modifications or updates become effective, you agree to be bound by the revised Agreement.  If you do not agree to be bound by the revised Agreement, then you must not use the Platform, the Services, and the Software anymore.

Retention — By creating a business account, you agree that your account and related data will be retained for the required periods under applicable law.

2. Your Use of the Platform and the Services

Advertisers’ Use of the Platform and the Services—Advertisers, media buyers, ad agencies, demand-side platforms, e-commerce platforms, channel partners, or merchants, or other providers of advertisements (collectively, “Advertisers” or an “Advertiser”) may provide content, including text links, banners, videos, artwork, and graphics (“Advertisements”), and AppLovin may collect content, including text links, videos, artwork, and other files, for display on any Property.

If you use the Services as an Advertiser or as any other entity that bids on advertising inventory or serves Advertisements through the Services, you must comply with the AppLovin Policies for Demand Partners (the “Demand Policies”) and shall not contribute, submit, or make available through the Services, or use the Services in connection with, any Advertisements or content that violate the Demand Policies.

In addition, you hereby grant AppLovin a perpetual, irrevocable, sublicensable, non-exclusive, worldwide, and royalty-free right and license to copy, adapt, reproduce, distribute, display, publicly perform, and otherwise use Advertisements and other content, including any intellectual property rights contained on these materials, for the purpose of providing the Services, including serving the Advertisements and distributing Advertisers’ platforms, products, or services to end users.  In addition, you grant AppLovin a perpetual, irrevocable, sublicensable, non-exclusive, worldwide, and royalty-free right and license to use and retain data collected from you for purposes of improving the Services, including our AI-powered technologies and Software.

Publishers’ Use of the Platform and the Services—Developers and other businesses (collectively, “Publishers” or a “Publisher”) may list digital properties, including mobile applications, websites, connected TV devices, and other platforms or services (each a “Property,” and collectively “Properties”), and make them available for Advertisements (as defined above).

If you use the Services as a Publisher, you must comply with the AppLovin Policies for Publishers (the “Publisher Policies”) and shall not contribute, submit, or make available through the Services, or use the Services in connection with, any Property or content that violates the Publisher Policies.  As set forth below and in the Publisher Policies, Publishers may not generate or engage in, or authorize or encourage any third party to generate or engage in, invalid activity, invalid traffic, fraudulent impressions of, or fraudulent clicks on, any Advertisement (as defined above) through any means.  AppLovin will determine what constitutes valid impressions, clicks, requests, valid traffic, and valid activity, and payments to you as a Publisher may be withheld or adjusted if you engage in any actual or suspected violation of this Agreement or the Publisher Policies.

In addition, you hereby grant AppLovin all the necessary rights and permissions to: (a) use your Property’s or Properties’ intellectual property rights provided during the Services for the purpose of fulfilling AppLovin’s obligations; (b) access, index, store, and cache requests made from Property or Properties to the Services, including by automated means; and (c) access your Property or Properties to provide the Services, including placing or displaying Advertisements.  In addition, you grant AppLovin a perpetual, irrevocable, sublicensable, non-exclusive, worldwide, and royalty-free right and license to use and retain data collected from you for purposes of improving the Platform and the Services, including our AI-powered technologies and Software.

Eligibility to Use the Platform and the Services — You agree to use the Platform and the Services consistent with this Agreement and all laws and regulations, including United States export controls.  In addition, you may not use the Platform, the Services, or the Software if you or any of your affiliates or, to your knowledge, any director, officer, manager, or employee of such entities: (i) cannot receive products, including services or the Software, from the United States (because for example you live in a country embargoed by the United States) or have been the target of sanctions by any governmental entity; (ii) cannot access or use the Platform, the Services, or the Software in compliance with this Agreement under the applicable laws of your jurisdiction; and (iii) have previously been suspended from the Services.

Your Access to and Use of Our Software — You may have access to software development kits (SDKs), applications programming interfaces (APIs), pixels, other integrations, documentation, tools and assemblies, libraries, scripts, object code, sample source code, and similar developer material made available by AppLovin specifically for purposes of your access to and use of the Platform and the Services (the “Software”).  This Agreement and the End User License Agreement (the “EULA”) govern your use of the Software owned by AppLovin and provided to you only for purposes of your access to and use of the Platform and the Services.

Third-Party SDKs or Other Software Integrations — Your use of any third-party SDKs, APIs, pixels, connections, or similar software in connection with the Services will be governed by the terms of any agreement applicable to those integrations, connections, or software.  We have no responsibility for any aspect of these third-party integrations, connections, or software, including any ad serving or data processing that may occur through them.  You and the third-party provider must ensure compliance with all applicable laws and regulations, including those concerning privacy and data protection, age-related restrictions, labeling and disclaimer requirements, advertising guidelines, and any similar requirements.

3. Our Retained Proprietary Rights; Restrictions on Your Use

Except for the limited license granted herein, we and our licensors retain all legal right, title, and interest in and to the Platform and the Services, including all of the intellectual property associated with the Platform and the Services, the technologies and the Software used to provide the Platform or the Services, the advertisements created by AppLovin (the “AppLovin Ads”), any improvements or derivative products or services, and all other aspects of the Platform and the Services.  We reserve all rights not expressly granted to you.

Restrictions on Your Access and Use — You agree not to access or use the Platform or the Services (or any part of them) other than as permitted by this Agreement.  You agree not to modify, create derivative works based on, decompile, reverse engineer or disassemble, or otherwise attempt to extract source code from, the Platform or the Services (or any part of them).  In addition, you may not (a) copy, distribute, rent, lease, lend, sublicense, transfer or make the Platform or the Services available to any third party; (b) attempt to defeat, avoid, by-pass, remove, deactivate or otherwise circumvent any software protection mechanisms in the Platform or the Services; (c) modify, remove, or obscure any proprietary notices or legends that appear on the Platform or the Services or during the use and operation thereof; (d) sell, assign, license, disclose, or otherwise transfer or make available the Platform or the Services, any copies of the Platform or the Services, or any information derived from the Platform or the Services in any form to any third parties; or (e) remove or alter any proprietary notices or marks on the Platform or the Services.

This Agreement does not grant you or any other party any right, title, or interest in the Platform or the Services, any content in the Platform or the Services (including any AppLovin Ads), or in our or our licensors’ trademarks, logos, and other intellectual property.  We reserve all rights not expressly granted to you.

Our Use of Your Feedback — If you make suggestions regarding any features, functionality, or performance of the Platform, the Services, or the Software that AppLovin adopts for any of its products or services, such features, functionality, and performance shall be deemed automatically assigned to AppLovin under this Agreement and become our sole and exclusive property.

4. Data Privacy and Data Sharing

Data Processing Agreement — To the extent that any Personal Data (as defined under applicable data protection laws) is shared hereunder, the processing of such Personal Data shall be governed by the terms set forth in the Platform Data Processing Agreement (the “Platform DPA”) for AppDiscovery Advertisers, Audience+ Advertisers, and MAX Publishers; and Demand Partner Data Processing Agreement (the “Demand Partner DPA”) for ALX Demand Side Partners, respectively, which are incorporated into and made a part of this Agreement.  As described above, you have entered into the Platform DPA or Demand Partner DPA, as applicable, with AppLovin Corporation.

Data Sharing Representations and Warranties — You represent and warrant, as applicable, that:

●	You will comply with all applicable laws, rules, and regulations relating to the collection, use, and sharing of information about any end user who interacts with the Services.
●	You will ensure that you will have, at all times, a clearly labeled and easily accessible privacy policy that complies with all applicable laws and specifically provides end users with clear information about SDKs, cookies, device-specific information, location information, and other information stored on, accessed on, or collected from end users’ devices in connection with the Services.
●	You will ensure (where required by law) that each end user consents to the storing and accessing of cookies, device-specific information, location information, or other information on the end user’s device by AppLovin in connection with the Services, and upon AppLovin’s request, provide us with written evidence of such consent, including the date of the consent and the consent language presented to the end user.
●	You will ensure that you have adequate rights and have obtained all necessary permissions and consents required under applicable laws to disclose Personal Data to AppLovin for purposes consistent with this Agreement, including improving the Services.
●	You shall, at all times and in accordance with the requirements of applicable data protection laws, make available, maintain, and make operational on your properties: (i) a mechanism for obtaining such consent from end users; and (ii) a mechanism to honor end users’ data subject rights (opt-out of sale for interest-based advertising, deletion, access, etc.).

AppLovin Privacy Policy — Our Privacy Policy describes how we collect, use, disclose, share, and otherwise process information and material provided by you.  By accessing and using the Platform or the Services, you affirm that you have reviewed and acknowledge the terms of the Privacy Policy.

5. Prohibition on Advertisements to and Personal Information from Children and Apps Exclusively Designed for or Exclusively Directed to Children

You acknowledge and agree that you will not use the Services in connection with any Property or Advertisement exclusively designed for or exclusively directed to children as defined and required by applicable laws, or for any Property or Advertisement that could implicate the Children’s Online Privacy Protection Act of 1998 (15 U.S.C. 6501, et seq.) (“COPPA”), laws of similar effect in any applicable jurisdiction, as well as any applicable app store policies.  You shall be solely responsible for ensuring that any Property or Advertisements comply with all age-related laws and applicable app store policies, including COPPA or laws of similar effect in any applicable jurisdiction.

As explained above, in the Privacy Policy, the Publisher Policies, and the Demand Policies, children may not use the Services and AppLovin does not knowingly collect personal information from children or serve advertisements to children.  In addition, you may not provide AppLovin with personal information of children, and you may not use the Services for any Property or Advertisements exclusively designed for or exclusively directed to children or to target or retarget children.

Please note that, in the European Union and various other locations, applicable law generally defines children as those under the age of 18.  In the United Kingdom, the State of California, and various other locations, applicable law generally defines children as those under the age of 16.  You may not use the Services to serve interest-based advertising to children as defined under any applicable laws.  In addition, as explained in the Publisher Policies and Demand Policies, you must include and honor all appropriate age-related and other flags.

If you believe we served an advertisement to a child or might have personal information from or about a child, or if you believe a User may be exclusively designed for or exclusively directed to children, or may be knowingly passing personal information from children to us, please contact us via email at dataprotection@applovin.com.

6. Fees and Payments

a. Fees from Advertisers’ Use of the Services

Invoices to Advertisers — For purposes of your use of the Services, AppLovin will provide you with access to an online reporting system.  You acknowledge and understand that AppLovin will invoice you for Advertisements served through the Services exclusively based on the numbers in AppLovin’s online reporting system.  Unless otherwise indicated, payment will be due within thirty (30) days of the invoice date, and all amounts will be payable in U.S. Dollars regardless of your primary place of business.

Past Due Accounts — If your payment method fails or any account(s) becomes past due, AppLovin may take steps to collect past due amounts using any available mechanisms, including netting or offsetting any past due amounts from payments to you as a Publisher or due to you under any other agreement, referring the balance to collections, or pursuing the balance through other available means.  You agree to pay all expenses associated with any such mechanism, including reasonable attorneys’ fees, court costs, or collections’ fees, plus interest accruing on any past due amounts at the lesser of 1% per month or the lawful maximum.

b. Payments to Publishers

Payments to Publishers — For purposes of your use of the Services, AppLovin will provide you with access to an online reporting system.  You acknowledge and understand that AppLovin will pay you monthly earnings for valid impressions filled by AppLovin, calculated exclusively based on AppLovin’s accounting and the numbers in AppLovin’s online reporting system, and subject to the minimum applicable payment threshold (communicated through the Services).  Payments to you will be calculated by AppLovin based on valid impressions shown on your Property and the pricing associated with those impressions, which could take the form of cost per mille (CPM) or a percentage of Net Revenue (as defined below) as determined by AppLovin.

●	Invalid Activity — For purposes of calculating these payments, AppLovin will, in its sole discretion, determine what constitutes valid impressions, clicks, requests, valid traffic, and valid activity. Invalid activity includes: (i) spam, invalid impressions, or invalid clicks on Advertisements generated by any person, bot, automated program, or similar device, including through any clicks or impressions originating from your IP addresses, computers under your control, or similar self-click schemes; (ii) clicks solicited or impressions generated by payment of money and false representation; (iii) clicks or impressions co-mingled with a significant amount of the activity described in (i) and (ii) above; or (iv) any breach of this Agreement or the Publisher Policies.
●	Net Revenue — For purposes of calculating these payments, “Net Revenue” means revenues actually received by AppLovin from the sale, use, or other disposition of Advertisements displayed on your Property, less Taxes (as defined below), less any agency commissions, buyer fees, carrier and/or partner fees, and less any allowances actually made or taken for returns, cash discounts, or promotional allowances, but excluding other revenues indirectly earned, if applicable, for consulting, planning and targeting, copywriting, site building, account management, or technical modifications or technical innovations that may be charged by AppLovin to third parties from time to time. The portion of Net Revenue received by User will generally be determined on the first Monday of each calendar month, on which day those revenues accrued to your account thirty (30) or more days earlier shall become eligible to be paid.

Subject to the foregoing and the minimum applicable payment threshold, AppLovin will pay your monthly earnings according to the payment details entered into your AppLovin account.  Depending upon those payment details, you may be responsible for certain bank fees associated with the transmission of payments from your AppLovin account.  As set forth above, to help ensure proper payment, you remain solely responsible for providing and maintaining accurate contact and payment information associated with your account.

Our Right to Withhold, Adjust, or Offset Payments — We may withhold, adjust, or offset payments to you based upon any amounts you owe to AppLovin under this Agreement or any other agreement, any amounts refunded or credited to Advertisers, any amounts arising from invalid activity, or if you engage in any actual or suspected violation of this Agreement or the Publisher Policies, in any case as determined by AppLovin in its sole discretion.

Payments from Other Networks — Your monthly earnings for impressions filled through the Services by other networks, as may be reflected in AppLovin’s online reporting system, will be paid in accordance with the policies and practices of those other networks.

c. Miscellaneous Provisions

Taxes — You will pay any direct or indirect local, state, federal or foreign taxes, levies (including any equalization levy), duties, or similar governmental assessments of any nature, including but not limited to VAT, GST, excise, sales, use, consumption, and withholding taxes (collectively, “Taxes”) or other charges in connection with its use of the Platform, the Services, or the Software, including any Taxes AppLovin is legally obligated to charge.  AppLovin’s fees do not include Taxes and you agree to pay, in addition to such fees, all applicable Taxes imposed by any taxing authority in connection with your use of the Services.  You shall pay the full amount owed to AppLovin, inclusive of and without deduction for, any invoiced Taxes.  You may provide AppLovin with an exemption certificate or equivalent information acceptable to the relevant taxing authority, in which case AppLovin will not charge or collect the Taxes covered by such certificate.  Where a Publisher supplies a Property or Properties to AppLovin which is subject to any Taxes, Publisher shall be responsible for remitting the Taxes to the proper authorities.  Where applicable, Publisher agrees to GST self-billing for Singapore GST purposes and agrees to remit all GST output tax to the proper authorities, as required by law, as shown on each AppLovin self-billed invoice.  Upon request, Publisher shall provide AppLovin with its GST registration number.

Changes to Fees or Charges — AppLovin reserves the right to change its fees and to institute new charges at any time, upon prior notice, and to invoice for fees and/or make payments for earnings from any of our affiliates.

7. Confidentiality Obligations

AppLovin Confidential Information — “AppLovin Confidential Information” includes: (a) all Software, technology, and documentation relating to the Platform and the Services and any other non-public technical or business information; (b) the existence of, and information about, beta features in the Services (or any aspect of them); (c) the terms of any order with AppLovin, pricing information related to the Services, and any statistics provided by AppLovin concerning your use of the Platform and the Services; and (d) any other information made available to you by AppLovin that either has been marked as confidential or would ordinarily be considered confidential given the nature of the information or the relevant circumstances.  AppLovin Confidential Information does not include information (i) that you already knew prior to your use of the Services or the Platform, (ii) that becomes public through no fault of yours or breach by you of this Agreement, (iii) that you independently developed without use of AppLovin Confidential Information, or (iv) that you rightfully obtained from a third party without restriction on use or disclosure.

Use and Disclosure Restrictions — You agree not to use AppLovin Confidential Information except as permitted under this Agreement or any other agreement, terms, or policies that govern your access and use of the Platform and the Services.  You further agree not to disclose AppLovin Confidential Information without our prior written consent.  In addition, without our prior written consent, you will not post, copy, modify, transmit, disclose, show in public, create any derivative works from, distribute, make commercial use of, or reproduce any (i) AppLovin Confidential Information or (ii) copyrighted material, trademarks, or other proprietary information accessible through the Platform or the Services.  These restrictions do not prevent you from disclosing AppLovin Confidential Information: (a) pursuant to a court order or other lawful process, provided that you first give AppLovin sufficient advanced notice of such disclosure pursuant to any such order or other lawful process; and (b) on an as-needed confidential basis to your legal or financial advisors.

8. Report Advertisements, Properties, or Content; Trademark & DMCA Policy

Report Properties, Advertisements, or Content — If someone may have violated this Agreement, misused the Platform or the Services, used the Services for inappropriate or unlawful Properties, Advertisements, or content, or engaged in other inappropriate or unlawful activity, or if you have any other issue you would like to raise with us, please visit AppLovin Support or submit your questions and requests to the AppLovin Support Team.

Trademark & DMCA/Copyright Policy — We respect the intellectual property rights of others and ask that you do the same.  We respond to notices of alleged trademark or copyright infringement, consistent with the US Digital Millennium Copyright Act or laws of similar effect.  For more information, please review our Copyright Page.  We reserve the right, in our sole discretion and without notice, to terminate your access to the Platform and the Services if we determine that you may be a “repeat infringer.”

9. Warranty Disclaimers and Limitation of Our Liability

Some jurisdictions do not allow the exclusion of certain warranties or the limitation of certain liabilities.  In those jurisdictions, the exclusions and limitations below shall apply only to the extent permitted by the laws of these jurisdictions.

Warranty Disclaimers — You access and use the Platform, the Services, and the Software at your own sole risk.  We provide the Platform, the Services, and the Software on an “as is” and “as available” basis, and explicitly disclaim all warranties of any kind to the full extent permitted by applicable law.

●	We make no representations or warranties of any kind, express or implied, as to the operation of the Platform, the Services, or the Software, the Advertisements, Properties, or content included on or otherwise made available through the Services, or any other information, content, materials, or other services included on or otherwise made available through the Platform and the Services. In addition, we may suspend, withdraw, or restrict the availability of all or any part of the Platform, the Services, or the Software (including “beta” features or tools) at any time and for any reason.
●	You expressly agree that you use the Platform, the Services, and the Software at your sole risk. To the full extent permissible by law, we disclaim all warranties, express or implied, about the Platform, the Services, and the Software, including implied warranties of merchantability, fitness for a particular purpose, quiet enjoyment, non-infringement or availability, and any warranties arising out of course of dealing or usage of trade. No advice or information, whether oral or written, obtained from us or elsewhere will create any warranty or condition not expressly stated in this Agreement.
●	We do not warrant that the Platform, the Services, or the Software will meet your requirements or be available on an uninterrupted, secure, or error-free basis (meaning free of viruses or other harmful components), that defects will be corrected, or that you will not encounter any connectivity problems or other technical issues.

●	We make no warranty regarding the quality, accuracy, or appropriateness of any Advertisement, Property, or content included on or otherwise made available through the Platform or the Services. You acknowledge and agree that AppLovin has no control over (or responsibility for) any content that may be submitted or published by any advertiser (including Advertisements) or any content that may be available or published on any Property (or otherwise).
●	YOU ACCESS AND USE THE PLATFORM, THE SERVICES, AND THE SOFTWARE AT YOUR SOLE RISK. WE EXPLICITLY DISCLAIM ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, ABOUT THE PLATFORM, THE SERVICES, AND THE SOFTWARE.

Limitation of Our Liability and Cap on Damages — To the full extent permissible by law, you acknowledge and agree that neither we nor any other party involved in creating or delivering the Platform, the Services, or the Software (including our affiliates, corporate parents, advertisers, and distribution partners), will be liable:

●	For any personal injury or indirect, incidental, punitive, special, exemplary, consequential, liquidated, or punitive damages, including lost profits, loss of data or goodwill, service interruption, computer damage, system failure, or the cost of substitute services, in anyway whatsoever (and under any theory in any applicable jurisdiction, including warranty, contract, and tort or negligence) arising out of or in connection with this Agreement or your use of, access to, or inability to use or access the Platform, the Services, or the Software even if we have been advised of the possibility of such damages; or
●	For the conduct of any third parties, including other users of the Platform, the Services, or the Software, or operators of external platforms, websites, or resources, and end users.

THE RISK OF USING THE PLATFORM, THE SERVICES, AND THE SOFTWARE RESTS ENTIRELY WITH YOU, AS DOES THE RISK OF ANY FORM OF INJURY FROM THE SERVICES OR THE CONDUCT OF THIRD PARTIES.

In addition, to the full extent permissible by law, the aggregate (or total) liability of us (and any other party involved in creating, producing, or delivering the Platform, the Services, or the Software, including our affiliates and corporate parents) to you arising out of or relating to this Agreement, your relationship with us, or your use of or access to the Platform, the Services, and the Software will not exceed the lesser of (a) ten thousand U.S. dollars (US$10,000) or (b) the total amount paid or payable to you or payable by you in the three (3) month period immediately before you first assert any claim.  These limitations and exclusions regarding damages apply even if any remedy fails to provide adequate compensation.  Notwithstanding anything in the foregoing, if no amount has been paid or become payable to you or payable by you in the three (3) month period immediately before you first assert any claim, our aggregate (total) liability in any form of action whatsoever in connection with this Agreement, your relationship with us, or your use of or access to the Platform, the Services, and the Software will be the total sum of twenty U.S. dollars (US$20).

10. Your Indemnification of Us

You will indemnify and hold AppLovin, its officers, managers, directors, employees, affiliates, and subsidiaries, and each of their respective legal representatives, successors, and assigns, harmless (and, at AppLovin’s request, defend AppLovin) against any and all claims, demands, losses, costs, liabilities, and expenses (including reasonable attorneys’ fees) relating to or arising out of (a) your use of the Platform or the Services, (b) your violation of any term of this Agreement, including your representations and warranties, (c) your violation of any third-party rights, or (d) your violation of any applicable laws, rules, or regulations, including those concerning privacy and data protection.

At AppLovin’s option, you will assume control of the defense, but AppLovin retains the right to elect to take over the defense at any time.  You may not enter into a settlement covered by this indemnification clause without AppLovin’s prior written consent.  If AppLovin elects to assume control of the defense, you agree to cooperate fully in that defense.

11. Ending Your Relationship with the Services (and vice versa)

Termination by Us — We may suspend or terminate this Agreement, your account(s), or your access to and use of the Platform, the Services, and the Software (or any portion of them) at any time, for any reason or no reason, and without notice or explanation to you.  In addition, we reserve the right to remove your account information or data from the Platform, the Services, the Software, and any other records at any time, for any reason or no reason, and without notice or explanation to you.

Termination by You — You may terminate this Agreement at any time by following the instructions on the Platform or in other documentation, or by sending a notice of cancellation to AppLovin Support.

Survival and Effect of Termination — Upon suspension or termination of this Agreement, your account(s), or your access to and use of the Platform, the Services, and the Software (or any portion of them), your right to use the Platform, the Services, and the Software will immediately cease and you must promptly remove all Software and pay any amounts owed to AppLovin pursuant to the applicable invoices.  In addition, all provisions of this Agreement which by their nature should survive will survive, including, without limitation, confidentiality provisions, fees and payments, indemnification, warranty disclaimers, limitations of our liability, and dispute resolution provisions.

12. Your Representations and Warranties to AppLovin

Representations and Warranties by Publishers — If you access and use the Platform, the Services, or the Software as a Publisher, you represent and warrant that: (i) you own each Property that you use in connection with the Services or that you have the legal authority and authorization to act on behalf of the owner of such Property for purposes of this Agreement; (ii) you have all necessary rights, power, and authority to enter into this Agreement and to perform the acts required hereunder; (iii) any data supplied or disclosed to AppLovin under or in connection with the Platform, the Services, or the Software shall be controlled, collected, and transferred in accordance with any applicable data protection laws and regulations; (iv) any data supplied or disclosed to AppLovin includes all necessary rights, licenses, consents, and permissions for AppLovin to receive, use, share, and transfer such data as set forth in this Agreement; and (v) you and each of your Properties will comply with the Publisher Policies.

In addition, you represent and warrant that each of your Properties and any material displayed on those Properties: (a) comply with all applicable laws, statutes, ordinances, and regulations, including consumer protection, commerce, advertising, and product laws; (b) do not breach and have not breached any third-

party rights, including intellectual property rights, rights of publicity or privacy, or rights, duties, or obligations under consumer protection, commerce, product liability, advertising, tort, or contract theories; and (c) comply with the Publisher Policies.

Representations and Warranties by Advertisers — If you access and use the Platform, the Services, or the Software as an Advertiser, you represent and warrant that: (i) you own each Advertisement you designate in connection with the Services or that you have the legal authority and authorization to act on behalf of the owner of such Advertisement for the purposes of this Agreement; (ii) you have all necessary rights, power, and authority to enter into this Agreement and to perform the acts required hereunder; (iii) any data supplied or disclosed to AppLovin under or in connection with the Platform, the Services, or the Software shall be controlled, collected, and transferred in accordance with any applicable data protection laws and regulations; (iv) any data supplied or disclosed to AppLovin includes all necessary rights, licenses, consents, and permissions for AppLovin to receive, use, share, and transfer such data as set forth in this Agreement; and (v) you and each of your Advertisements will comply with the Demand Policies.

In addition, you represent and warrant that each of your Advertisements and any material displayed therein: (a) comply with all applicable laws, statutes, ordinances, and regulation, including consumer protection, commerce, advertising, and product laws; (b) do not breach and have not breached any third-party rights, including intellectual property rights, rights of publicity or privacy, or rights, duties, or obligations under consumer protection, commerce, product liability, advertising, tort, or contract theories; (c) do not include viruses and any other form of contaminants of any nature; and (d) comply with the Demand Policies.

13. Governing Law and Venue for Legal Disputes Not Subject to Arbitration

This Agreement, and all claims or defenses based on, arising out of, or related to this Agreement or the relationship of the Parties under this Agreement, including those arising from or related to the negotiation, execution, performance, or breach of this Agreement, shall be governed by, and enforced in accordance with, the internal laws of the State of California, without reference to its choice of law rules or any principle calling for application of the law of any other jurisdiction.

Except as provided below, any disputes not subject to the Agreement to Arbitration set forth in this Agreement shall be heard only in the state or federal courts located in Santa Clara County, California, unless we mutually agree to some other location.  Each of us consents to venue and personal jurisdiction in Santa Clara County, California, for purposes of any such action.

14. Informal Dispute Resolution Process; Agreement to Arbitration; Consolidated, Class Action, and Representative Action Waiver

Notice of Dispute and Required Informal Dispute Resolution Process

Except as provided below, if any dispute arises between us concerning or relating to this Agreement, the Platform, the Services, the Software, or our relationship, we agree to work in good faith to resolve the dispute informally by providing a written notice of dispute (the “Notice of Dispute”) to the applicable Party.  Any Notices of Dispute should be submitted to AppLovin’s Support Team.

Agreement to Arbitration; Exceptions to Agreement to Arbitration

As set forth in the table below, the specific details of this Agreement to Arbitration, including the Governing Law, the Alternative Dispute Resolution Provider, the Applicable Rules, and the Designated Venue for any arbitral proceedings, each as defined in the tables below, depend upon your principal place of business and whether you are a Publisher or Advertiser.

If the Parties cannot informally resolve the dispute within sixty (60) days from receipt of the Notice of Dispute, the Parties agree to submit the dispute arising between them, including any claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation, or validity thereof, including the determination of the scope, applicability, or enforceability of this Agreement to Arbitration, for determination through binding arbitration administered by the Alternative Dispute Resolution Provider pursuant to the Applicable Rules (each as defined in the tables below).

The Parties agree that all arbitration proceedings, including witness interviews, written statements or other submissions, hearings, and the arbitration decision, shall be conducted or rendered in English.  At the beginning of any arbitration process under this Agreement, the Parties will select an arbitrator, fluent in English, by mutual agreement.  Such an arbitrator shall be a retired judge or justice or another qualified and impartial person that the Parties decide upon, and any such arbitrator shall be subject to disqualification on the same grounds as would apply to a judge or justice in a court proceeding.  If the Parties cannot agree on the selection of an arbitrator, the Parties will request a list of an odd number of potential arbitrators from the Alternative Dispute Resolution Provider and alternatively strike potential arbitrators, with AppLovin going first, until one potential arbitrator remains.  The Parties agree that the arbitrator shall administer and conduct any arbitration in accordance with California law, including the California Code of Civil Procedure, and that the arbitrator shall apply substantive and procedural California law to any dispute or claim, without reference to rules or principles of conflicts of law.  To the extent that the Applicable Rules conflict with California law, California law shall take precedence. The Parties agree that any arbitration under this Agreement shall be conducted exclusively in the Designated Venue.  The Parties agree that the decision of the arbitrator shall be rendered within twelve (12) months of the commencement of the arbitration (unless extended by the arbitrator for good cause), and that the decision shall be in a reasoned written opinion based solely upon the law governing the claims and defenses pleaded. The arbitrator’s decision regarding the claims shall be final and binding upon the Parties and shall be enforceable in any court having appropriate jurisdiction within the Designated Venue. The Parties will split equally the arbitrator’s fees and other costs imposed by the Alternative Dispute Resolution Provider, but each Party shall be responsible for paying such Party’s own attorneys’ fees and costs related to the arbitration.

Exceptions to Agreement to Arbitration

This Section does not apply to the following types of claims or disputes, which you or we may bring in court in accordance with this Agreement:

●	Your payment obligations under this Agreement or our right to offset or pursue past due accounts through collections or other means;
●	Claims of infringement or other misuse of intellectual property rights;
●	Claims for violation of any applicable confidentiality provisions;
●	Claims for preliminary injunctive relief for any violations of this Agreement;

●	Claims to request enforcement or recognition of any award or order in any appropriate jurisdiction; and
●	Our right to suspend or terminate access to the Platform, the Services, or the Software.

For Publishers whose principal place of business is in a country or territory other than Singapore, and Advertisers whose principal place of business is in the United States or its territories, the specific details of this Agreement to Arbitration are as follows:

Advertisers’ or Publishers’ Principal Place of Business	AppLovin Contracting Entity	Governing Law	Alternative Dispute Resolution Provider & Applicable Rules	Designated Venue
Advertisers: United States or its territories Publishers: Worldwide, except Singapore	AppLovin Corporation	California, as set forth above, without reference to its choice of law rules or any principle calling for application of the law of any other jurisdiction.	JAMS, administered by JAMS pursuant to the Comprehensive Arbitration Rules & Procedures (except as modified by this Agreement to Arbitration)

Venue for Arbitration: Santa Clara County, California for any arbitration proceedings, unless the parties agree to some other location.

In addition, you and AppLovin Corporation agree to submit to the personal jurisdiction of any federal or state court in Santa Clara County, California in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate, or enter judgment on any arbitral award.

For Advertisers whose principal place of business is outside of the United States, the specific details of this Agreement to Arbitration are as follows:

Advertisers’ Principal Place of Business	AppLovin Contracting Entity	Governing Law	Alternative Dispute Resolution Provider & Applicable Rules	Designated Venue
Worldwide in all non-U.S. Regions, including Asia-Pacific countries or territories, those in the EEA, and the UK	AppLovin (Singapore) Pte. Ltd. (except for the Data Processing Agreement incorporated into this Agreement, which you have entered into with AppLovin Corporation, as explained above)	California, as set forth above, without reference to its choice of law rules or any principle calling for application of the law of any other jurisdiction.	International Centre for Dispute Resolution (ICDR), administered by the ICDR pursuant to the International Arbitration Rules (except as modified by this Agreement to Arbitration)

Venue of Arbitration: Singapore or another location as agreed by the Parties for any arbitration proceedings.

In addition, you and AppLovin (Singapore) Pte. Ltd. agree to submit to the personal jurisdiction of the courts of Singapore in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate, or enter judgment on any arbitral award.

For Publishers whose principal place of business is in Singapore, the specific details of this Agreement to Arbitration are as follows:

Publishers’ Principal Place of Business	AppLovin Contracting Entity	Governing Law	Alternative Dispute Resolution Provider & Applicable Rules	Designated Venue
Singapore	AppLovin (Singapore) Pte. Ltd. (except for the Data Processing Agreement incorporated into this Agreement, which you have entered into with AppLovin	California, as set forth above, without reference to its choice of law rules or any principle calling for application of the law of any	International Centre for Dispute Resolution (ICDR), administered by the ICDR pursuant to the International Arbitration Rules (except as	Venue of Arbitration: Singapore or another location as agreed by the Parties for any arbitration proceedings. In addition, you and AppLovin (Singapore) Pte. Ltd.

Publishers’ Principal Place of Business	AppLovin Contracting Entity	Governing Law	Alternative Dispute Resolution Provider & Applicable Rules	Designated Venue
	Corporation, as explained above)	other jurisdiction.	modified by this Agreement to Arbitration)

agree to submit to the personal jurisdiction of the courts of Singapore in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate, or enter judgment on any arbitral award.

Consolidated, Class Action, and Representative Action Waiver

For disputes arising between us and you, or any other User, you and we agree that we can only bring a claim against each other on an individual basis.  NEITHER YOU NOR WE CAN BRING A CLAIM AS A PLAINTIFF OR CLASS MEMBER IN A CLASS ACTION, CLASS-WIDE ARBITRATION, CONSOLIDATED ACTION, OR REPRESENTATIVE ACTION.  THE ARBITRATOR CANNOT COMBINE MORE THAN ONE PERSON’S CLAIM INTO A SINGLE CASE, AND CANNOT PRESIDE OVER ANY CONSOLIDATED, CLASS, OR REPRESENTATIVE ARBITRATION PROCEEDING, UNLESS WE BOTH AGREE OTHERWISE IN WRITING.  NONETHELESS, IF ANY PORTION OF THIS CONSOLIDATED, CLASS ACTION, OR REPRESENTATIVE ACTION WAIVER IS DEEMED UNENFORCEABLE OR INVALID, THE ARBITRATOR SHALL HAVE AUTHORITY TO ISSUE ANY AND ALL REMEDIES AUTHORIZED BY LAW.

YOU UNDERSTAND THAT, ABSENT THIS AGREEMENT TO ARBITRATION, YOU WOULD HAVE HAD A RIGHT TO LITIGATE THROUGH A COURT, TO HAVE A JUDGE OR JURY DECIDE YOUR CASE, AND TO BE PARTY TO A CONSOLIDATED, CLASS, OR REPRESENTATIVE ACTION.  HOWEVER, YOU UNDERSTAND AND CHOOSE TO HAVE ANY CLAIMS DECIDED INDIVIDUALLY AND ONLY THROUGH ARBITRATION.

Severability

This Section applies to the full extent permitted by applicable law.  If any competent authority deems any portion of this Section illegal or unenforceable, such provision will be severed and the remainder of this Section will be given full force and effect.

In addition, if any competent authority determines that applicable law precludes the arbitration of any claim, cause of action, or requested remedy, then that claim, cause of action, or requested remedy, and only that claim, cause of action, or requested remedy, will be severed from this Agreement to Arbitration and brought in a court of competent jurisdiction.  If that occurs, then you and we agree that the severed claims, causes of action, or requested remedies will be stayed until all arbitrable claims, causes of action, and requested remedies have been resolved by the arbitrator.

15. Miscellaneous Provisions

Entire Agreement — This Agreement, the Privacy Policy, the EULA, the Platform DPA, Demand Partner DPA, the Publishers Policies, the Demand Policies, and any insertion order(s) or similar agreement referencing this Agreement comprise the exclusive understanding and entire agreement between you and AppLovin regarding your access to and use of the Platform, the Services, and the Software, and they supersede and replace all prior understandings or agreements between us related to your access to and use of the Platform, the Services, and the Software (including any prior versions of this Agreement).

No Waiver — Our failure to enforce any right or provision of this Agreement will not be considered a waiver of such right or provision.  The waiver of any such right or provision will be effective only if in writing and signed by our duly authorized representative.  Except as expressly set forth in this Agreement, the exercise by either party of any of its remedies under this Agreement will be without prejudice to its other remedies under this Agreement or otherwise.

Severability — If for any reason a court of competent jurisdiction finds any provision of this Agreement invalid or unenforceable, that provision will be enforced to the maximum extent permissible, and the other provisions of this Agreement will remain in full force and effect.

Construction — For purposes of contract interpretation, the Parties acknowledge that the terms of this Agreement should not be strictly construed against either Party.

Time Limitation on Claims — You agree that any claim you may have arising out of or relating to this Agreement or your relationship with us must be filed within one (1) year after the purported claim arose.  Otherwise, your claim will be permanently barred as untimely.

Our Right of Assignment or Delegation — You may not assign or transfer this Agreement, by operation of law or otherwise, without our prior written consent.  We may freely assign or transfer this Agreement without restriction.  Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

Force Majeure — AppLovin will not be in breach of this Agreement nor liable for any failure or delay in performance of any obligations under this Agreement (and, if applicable, the date for performance of the obligations affected will be extended accordingly) as a result of any event outside the reasonable control of AppLovin affecting its ability to perform any of its obligations under this Agreement, including an act of God, fire, flood, lightning, pandemic, compliance with any law or governmental order, rule, regulation or direction (including sanctions), war, revolution, act of terrorism, riot or civil commotion, strikes, locks outs and industrial action, failure of supplies of power, fuel, communication, transport, equipment, raw materials, or other goods or services.

Last modified March 25, 2024